THOMPSON COBURN LLP

One US Bank Plaza

St. Louis, MO 63101

(314) 552-6295

November 24, 2009

EDGAR CORRESPONDENCE

Mary Cole, Esq.

Counsel

Securities and Exchange Commission

450 5th Street, NW, 5-6

Washington, DC 20549

Re: Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Mary:

          We are responding to your comments on Post-Effective Amendment No. 132 to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of its series, Mirzam Capital Appreciation Fund (the “Fund”).

Comment

Throughout the summary prospectus, delete all cross-references to additional information contained in the statutory prospectus, unless the cross-reference are intended to be “links” in an online version.

Response

As directed, we have deleted all cross-references throughout the summary prospectus.

Comment

Under the summary prospectus fee table, conform the line items to Form N-1A, shorten the footnote disclosure and state who may terminate the expense cap. Confirm that the expense cap is included only in the one-year expense example.

Response

As requested, we have revised the fee table as follows:

Management fees	1.50%
Distribution (12b-1) fees	0.25%
Other expenses	____%
Acquired fund fees and expenses	___%
Total annual fund operating expenses	___%

Fee waivers/expense reimbursements[1]	(__%)
Total annual fund operating expenses (after waiver)	__%

1 The Fund’s adviser contractually has agreed to waive its management fee and/or reimburse certain expenses so that total annual operating expenses~~, except brokerage fees and commissions; borrowing costs (such as interest and dividend expenses on securities sold short); taxes; indirect expenses (such as acquired fund fees and expenses); and extraordinary expenses,~~ do not exceed 2.00% of the Fund’s average daily net assets through November 30, ~~2010, subject to repayment by the Fund within the three fiscal years following the year in which the expense was incurred, provided that the Fund is able to make the repayment without exceeding the expense limitation. This expense cap may not be increased prior to November 30, 2010.~~2010. The expense cap may not be terminated prior to this date except by the Board of Trustees.

The Fund’s administrator has confirmed that the expense cap is included only in the one-year expense example.

Comment

In the summary prospectus, the section heading “Portfolio Turnover” should be deleted from the table of contents. Insert the Fund’s correct portfolio turnover as of its most current fiscal year end.

Response

          As requested, we have revised the Table of Contents and inserted the annual portfolio turnover for the Fund’s fiscal year ended July 31, 2009.

Comment

          In the summary prospectus, under “Principal Strategies,” the second line of the second paragraph should be revised the add the following underlined words “..equity securities of companies of all market capitalizations.”

Response

We have revised this sentence as requested.

                Comment   In the summary and the statutory prospectuses, the “Principal Risks” should be identical. If there are additional risks of investment strategies that are not considered principal strategies, you may add a new section regarding non-principal strategies and risks.

Response

As requested, we have conformed the two sections on “Principal Risks” to ensure that they are identical. We also added a new section entitled “Additional Information About Non-Principal Investment Strategies and Risks,” attached as Exhibit A to this letter.

Comment

In the Summary Prospectus under “Performance Information,” state that updated performance information may be obtained by phone or through a web site.

Response

As requested, we have added the following disclosure:

Current performance of the Fund may be lower or higher than the performance quoted above. Performance data current to the most recent month end may be obtained by calling (888) 693-8056.

Comment

In the summary prospectus under “Payments to Broker-Dealers and Other Intermediaries,” delete the second sentence relating to payments by the Fund’s adviser.

Response

As requested, we deleted this sentence.

Comment

          In the statutory prospectus under “Determination of NAV”, insert the disclosure required by Form N-1A, Item 6(a)(3), Instruction 2.

Response

As requested, we have added the following sentence to this section:

The Fund may invest in portfolio securities that are listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares and, as a result, the net asset value of the Fund’s shares may change on days when shareholders will not be able to purchase or redeem the Fund’s shares

* * * * * We trust that our proposed changes are responsive to your comments. Attached as Exhibit B is the Fund’s Tandy representation. Please contact me at 314/552-6295 with any questions or comments. We appreciate your assistance in meeting the Fund’s target effective date of no later than Monday, November 30th.

Sincerely,

THOMPSON COBURN LLP

By: /s/ Dee Anne Sjögren

EXHIBIT A

Additional Information About Non-Principal Strategies and Risks

          Although the Fund does not consider the following investment strategies to be principal strategies, the Fund may invest up to 20% of its assets in fixed income securities and preferred stocks and sell exchange-traded put or call options when, in the sub-adviser’s judgment, such investments would be advantageous in achieving the investment objective of the Fund. The Fund also may invest to a limited extent in oil and gas companies, companies in the steel, metal and other commodities industries, and royalty trusts, publicly traded master limited partnerships and other investment companies that invest in such industries. These investments are subject to the following risks:
•	Fixed Income Risks.

Credit Risk. The issuer of a fixed income security may not be able to make interest and principal payments when due. Generally, the lower the credit rating of a security, the greater the risk that the issuer will default on its obligation.

Change in Rating Risk. If a rating agency gives a debt security a lower rating, the value of the debt security will decline because investors will demand a higher rate of return.

Interest Rate Risk. The value of the Fund may fluctuate based upon changes in interest rates and market conditions. As interest rates increase, the value of the Fund’s income-producing investments may go down. For example, bonds tend to decrease in value when interest rates rise. Debt obligations with longer maturities sometimes typically offer higher yields, but are subject to greater price movements as a result of interest rate changes than debt obligations with shorter maturities.

Duration Risk. Prices of fixed income securities with longer effective maturities are more sensitive to interest rate changes than those with shorter effective maturities.

•

Government Securities Risk. It is possible that the U.S. Government would not provide financial support to its agencies or instrumentalities if it is not required to do so by law. If a U.S. Government agency or instrumentality in which the Fund invests defaults and, the U.S. Government does not stand behind the obligation, the Fund’s share price or yield could fall. Securities of U.S. Government sponsored entities, such as Freddie Mac or Fannie Mae, are neither issued nor guaranteed by the U.S. Government. The U.S. Government’s guarantee of ultimate payment of principal and timely payment of interest of certain U.S. Government securities owned by the Fund does not imply that the Fund’s shares are guaranteed or that the price of the Fund’s shares will not fluctuate.

•

Option Risk. When the Fund sells call options, it receives cash but limits its opportunity to profit from an increase in the market value of the underlying stock beyond the exercise price (plus the premium received). When the Fund sells put options the Fund receives the option premium, but will lose money if a decrease in the value of the underlying stock causes the Fund’s costs to cover its obligations upon exercise to increase to a level higher than the option premium the Fund received. The Fund may terminate a position in an option it has sold by buying it back in the open market prior to expiration. The Fund will lose money if the cost to buy back the option position is higher than the premiums originally received, due to a rise in the price of the underlying stock, in the case of calls, or a decline in the price of the underlying stock, in the case of puts. Increases in the volatility of the underlying stock can also cause the price of the options to increase, thus increasing the Fund’s cost to cover its obligations. When the Fund purchases a call or put option, it assumes the risk of losing its entire premium invested in the option.

•

Oil and Gas Risk. The performance of oil and gas companies, or of royalty trusts, publicly traded master limited partnerships and other investment companies that invest in such industries, can be affected by the price of oil and gas, supply and demand for oil and gas, costs relating to exploration and production and the success of such explorations, as well as by general economic conditions. Weak demand for the energy products and services in general, as well as negative developments in the world markets also would adversely impact the Fund’s investment. Oil and gas companies also are highly sensitive to events relating to international politics, governmental regulatory policies, including energy conservation and tax policies, and to changes in exchange rates or interest rates. Oil and gas exploration and production can also be significantly affected by natural disasters and by other events that cause environmental damages. Moreover, the underlying oil and gas reserves attributable to such companies may be depleted.

•

Commodities Risk. The Fund’s investment in companies in the steel, metal and other commodities industries may subject the Fund to greater volatility. The stock prices for companies in the commodities markets may fluctuate widely based on a variety of factors. These include changes in overall market movements (including demand for commodities), domestic and foreign political and economic events and policies, war, acts of terrorism, changes in domestic or foreign interest rates and/or investor expectations concerning interest rates, domestic and foreign inflation rates and/or investor expectations concerning inflation rates and investment and trading activities of mutual funds, hedge funds and commodities funds.

•

Royalty Trust/Publicly Traded Partnership (“PTP”) Risk. Investments in royalty trusts and/or PTPs are subject to various risks related to the underlying operating companies controlled by such trusts or PTPs, including dependence upon specialized management skills and the risk that such companies may lack or have limited operating histories. The success of the Fund’s investments also will vary depending on the underlying industry represented by the PTP’s royalty trust’s portfolio. For example, when the Fund invests in oil royalty trusts or PTPs that invest in oil and gas companies, its return on the investment will be highly dependent on oil and gas prices, which can be highly volatile. Conversely, royalty trusts or PTPs that invest in real estate typically are subject to risks similar to those of a REIT. Unlike ownership of common stock of a corporation, the Fund would have limited voting rights and have no ability annually to elect directors in connection with its investment in a PTP or a royalty trust.

Exhibit B

Unified Series Trust

2960 N. Meridian Street

Indianapolis, Indiana 46208

          In connection with Post-Effective Amendment No. 132 (“PEA 132”) to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of the Form N-1A registration statement of Unified Series Trust (the “Trust”) in respect of in respect of is series, the Mirzam Capital Appreciation Fund (the “Fund”), the undersigned officer of the Trust, on behalf of the Fund, hereby states as follows:

1.	The Fund acknowledges that all disclosures in PEA 132 about the Fund are the responsibility of the Fund;

2.

The Fund acknowledges that, by declaring the PEA 132 effective, the Securities and Exchange Commission (“SEC”) does not relieve the Fund from its responsibility for the disclosures included therein; and

3.

The Trust and each Fund hereby represent and warrant that in the event the SEC takes action against it, neither the Trust nor the Fund will assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Unified Series Trust

By: /s/ Heather Bonds
Heather Bonds, Secretary